1 NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO OF ABOVE PERSONS (ENTITIES ONLY)
Joseph S. Galli

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF.A GROUP*
Non member	(a) 0

(b) El
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
5 SOLE VOTING POWER
137, 915 (a)
NUMBER
OF 6. SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY 7 SOLE DISPOSITIVE POWER
EACH 137,915 (a)
REPORTING
PERSON WITH 8. SHARED DISPOSITIVE POWER


9.
AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
137, 915
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (1 1 1) EXCLUDES CERTAIN SHARES
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

12. TYPE OF REPORTING PERSON
____ IN